

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

April 25, 2007

Via U.S. Mail and Facsimile

Mr. Shaojun Sun, Corporate Secretary
Magnum D'Or Resources Inc.
1108 W. Valley Boulevard, Suite 6-399
Alhambra, CA 91803

> **Re: Magnum D'Or Resources Inc.
> Amendment No. 1 to Schedule 14C
> Filed April 11, 2007
> File No. 0-31849**
>
> **Form 10-KSB for the fiscal year ended September 30, 2006
> Filed December 28, 2006
> File No. 0-31849**
>
> **Form 10-QSB for the quarter ended December 31, 2006
> Filed February 7, 2007
> File No. 0-31849**

Dear Mr. Sun:

We have reviewed your response letter and amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14C filed April 11, 2007

General

1.   Please file as correspondence on EDGAR the response letter.

2.   We remind you of prior comments 3, 31, 32, and 33. We will not be able to complete our review until all the relevant filings are revised consistent with our comments.

3.   Please remove references to "development stage" operations. As defined by Industry Guide 7, the term "development stage" relates to operations involving the preparation of an established commercially minable deposit (reserves) for its extraction which are not in the production stage. Given the nature of your operations, it appears inappropriate to include any suggestions that you may be a development stage company. Please revise.

4.   We note your response to prior comment 4. We do not concur with your approach. If Sunrise has been the sole business of Magnum and has since inception held all the assets and liabilities of Magnum, you may wish to clarify this in your disclosure. If the foregoing is not the case, in addition to the information provided regarding Sunrise, you must specifically provide information regarding Magnum D'Or, as required by Schedule 14C. In particular, we note the disclosure under "Management's Discussion and Analysis or Plan of Operations" and in the financial statements.

5.   We reissue prior comment 6 with a clarification. Please tell us whether you intend to file a registration statement under the Securities Act of 1933 to register the spin-off securities. If not, please tell us the basis for believing that registration under the Securities Act is not required.

6.   We note your response to prior comment 7. We do not concur with you position. Please provide the information required by Item 14(b) of Schedule 14A. In this regard, please clarify the date on which the assignment of Magnum's leases to Sunrise was consummated. It appears that you will need to file this assignment as an exhibit to Magnum's Form 10-KSB for the year ended September 30, 2006.

Approval of the Spin-Off of Sunrise Mining Corporation

7.   Please clarify that after the spin-off each stockholder of the Company, in addition to holding shares of Sunrise, will continue to hold shares of the Company.

8.   We note your statement that "After the spin-off, the Company will not own any interest in the mining assets or operations of Sunrise." Please revise to clarify, if

true, that the Company will continue to own the 100,000 shares of common stock of Sunrise that were issued in exchange for the assignment of Magnum's leases.

9.   In this section, specify when the sale of the non-convertible preferred stock to Mr. Chad Curtis was completed.

10.   We have considered your response to prior comment 5 and reissue the comment in part. It is still unclear what the business purpose for conducting the transaction is. In this regard, we note that following the spin-off and the consummation of the reverse merger with Terra Elastomer Technologies S.L. of Dusseldorf of Germany or another operating company, Magnum D'Or will have not active operations.

Mongolia Mining Exploration, page 4

11.   Discuss why Mr. Tham or representatives of Ton Fei Frad Tham & Associates had to ask a third party, "Timursukh Oidov," to renew the Shandi License.

Current Management of Sunrise Mining Corporation, page 12

12.   We reissue comment 25. Please disclose the amount of time that the officers will devote to Sunrise Mining's operations.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Carmen Moncada-Terry at (202) 551-3687 or in her absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: C. Moncada-Terry
A. N. Parker